

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via Facsimile
Garrett Krause
Chief Executive Officer
Iron Mining Group, Inc.
295 Madison Ave
12th Floor
New York, NY 10067

      Re: Iron Mining Group, Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed April 19, 2011
              Form 10-Q for Quarterly Period Ended
              March 31, 2011
              Filed May 23, 2011
              File No. 333-147529

Dear Mr. Krause:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin Woody

              Kevin Woody
              Branch Chief